

👽 **aydan zeynalova** · 3rd    hound

Co-Founder and Head of Product at hound

Talks about #uxdesign, #uxdesigner, #uxresearch, #uxinspiration, and #productmanagement

Denver, Colorado, United States · **Contact info**

1,036 followers · **500+** connections

Experience


Co-Founder and Head of Product
hound
Aug 2020 – Present · 1 yr 5 mos

We exist to empower job seekers and employees, provide great tools for employers, and foster community in the pet care industry. We will become the industry standard, go-to platform for jobs and culture in pet care.

Built by and for pet care professionals.

www.hound.vet


Co-Founder and Head of Product
Pet Care Collective
Apr 2021 – Present · 9 mos
Denver, Colorado, United States

We created Pet Care Collective for one reason - unity. Through unifying the sharpest minds and kindest hearts in pet care, our goal is to craft a better, brighter future for the people of our industry.

...see more


UX Designer
Acorn Analytics Inc. · Contract
Dec 2020 – May 2021 · 6 mos


UX UI Designer
Self-employed
Sep 2018 – May 2021 · 2 yrs 9 mos


Project Manager
Anadolu Plazma Teknoloji Enerji Merkezi
Apr 2016 – Aug 2018 · 2 yrs 5 mos
Ankara, Turkey

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Education


Product School
Product Management Certificate, Product Management
2021


Ironhack
UX/UI Design
2019 – 2019


University of Warwick
PGc, Project Management
2011 – 2013

Show 1 more education ⌄